Exhibit 99.2

## YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

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# METEN HOLDING GROUP LTD.

**Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on August 8, 2023.**

**INTERNET – www.cstproxyvote.com**
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

**MAIL –** Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

**PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.**

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

## PROXY CARD

Please mark your votes like this **X**

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2 AND 3.**

**PROPOSAL NO. 1** FOR ☐ AGAINST ☐ ABSTAIN ☐

“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

**(A)** the 500,000,000 issued and unissued ordinary shares of par value of US$0.003 each in the capital of the Company be and are hereby consolidated into 25,000,000 ordinary shares of nominal or par value of US$0.06 each, with the Share Consolidation effective at such date and time as determined by the Company’s board of directors, which date must be on or before September 11, 2023 and such date shall be announced by the Company (the “Effective Date”); and

**(B)** at the Effective Date, the authorized share capital of the Company shall be US$1,500,000, divided into 25,000,000 ordinary shares of a nominal or par value of US$0.06 each.”

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE SHARE CONSOLIDATION. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.**

**PROPOSAL NO. 2** FOR ☐ AGAINST ☐ ABSTAIN ☐

“IT IS HEREBY RESOLVED, as a special resolution, that the name of the Company be and is hereby changed from “Meten Holding Group Ltd.” to “BTC Digital Ltd.”

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE NAME CHANGE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.**

**PROPOSAL NO. 3** FOR ☐ AGAINST ☐ ABSTAIN ☐

“IT IS HEREBY RESOLVED, as an ordinary resolution, that the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 be and is hereby approved, ratified and confirmed.”

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE AUDITOR RATIFICATION. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.**

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

CONTROL NUMBER

**Signature**______________________________**Signature, if held jointly**__________________________________**Date**_____________**, 2023**

When Shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

Important Notice Regarding the Availability of Proxy Materialsfor the Annual General Meeting to be held on August 10, 2023 This notice of meeting and the accompanying proxy statement are available at https://www.cstproxy.com/meten/2023

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY CARD FOR THE ANNUAL GENERAL MEETING OFMETEN HOLDING GROUP LTD.THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints each of Jishuang Zhao and Siguang Peng (each, a “Proxy”) as proxy, with the power to appoint a substitute to vote the shares that the undersigned is entitled to vote (the “Shares”) at the Annual General Meeting of stockholders of Meten Holding Group Ltd. to be held on August 10, 2023 at 9:30 a.m. Eastern Time, on the 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, People’s Republic of China or at any adjournments and/or postponements thereof. Such Shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxy’s discretion on such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof. THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2 AND 3. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. (Continued and to be marked, dated and signed on reverse side)